UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20509


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                     (Amendment No. __7__)*


                     TCBY Enterprises, Inc.
- ---------------------------------------------------------------
                        (Name of Issuer)


             Common Stock, par value $.10 per Share
- ---------------------------------------------------------------
                 (Title of Class of Securities)


                           872245 10 5
- ---------------------------------------------------------------
                         (CUSIP Number)


Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



               This document consists of 5 pages.

                          SCHEDULE 13G


CUSIP No. 872245 10 5                 Page __2__ of __5__ Pages

1.   Name of Reporting Person


     S.S. or I.R.S. Identification No. of above person

     Frank D. Hickingbotham


2.   Check the Appropriate Box if a Member of a Group*   a____
                                                         b____
     Not applicable


3.   SEC Use Only




4.   Citizenship or Place of Organization

     United States of America

NUMBER OF SHARES    5. Sole Voting Power

BENEFICIALLY           9,932,376        9,835,956  Direct
                                           96,420  Foundation
OWNED BY            6. Shared Voting Power

EACH                   None

REPORTING
                    7. Sole Dispositive Power
PERSON
                       9,932,376
WITH
                    8. Shared Dispositive Power

                       None

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

     9,932,376

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*                                      ____

11.  Percent of Class Represented by Amount in Row 9

     38.8%

12.  Type of Reporting Person*


              * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 872245 10 5                 Page __3__ of __5__ Pages

Item 1(a) Name of Issuer:

          TCBY Enterprises, Inc.



Item 1(b) Address of Issuer's Principal Executive Offices:

          1100 TCBY Tower
          425 West Capitol Avenue
          Little Rock, Arkansas  72201

Item 2(a) Name of Person Filing:

          Frank D. Hickingbotham

      (b) Address of Principal Business Office or, if none,
          Residence:

          1100 TCBY Tower
          425 West Capitol Avenue
          Little Rock, Arkansas  72201

      (c) Citizenship:

          United States

      (d) Title of Class of Securities:

          Common Stock, par value $.10 per share

      (e) CUSIP Number:

          872245 10 5

Item 3.   If this statement is filed pursuant to Rules
          13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)( )    Broker or Dealer registered under Section 15 of the
          Act
(b)( )    Bank as defined in Section 3(a)(6) of the Act
(c)( ) Insurance Company as defined in Section 3(a)(19) of the Act
(d)( )    Investment Company registered under Section 8 of the
          Investment Company Act
(e)( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f)( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
          Section 240.13d-1(b)(1)(ii)(F)
(g)( )    Parent Holding Company, in accordance with
          Section 240.13d-1(b)(1)(ii)(G)

CUSIP No. 872245 10 5                 Page __4__ of __5__ Pages

(h)( )    Group, in accordance with
          Section 240.13d-1(b)(1)(ii)(H)


          Not Applicable

Item 4.   Ownership

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a) Amount Beneficially Owned:

          9,932,376

      (b) Percent of Class:  38.8%

      (c) Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote

                 9,932,376

          (ii)   shared power to vote or to direct the vote

                 none

          (iii)  sole power to dispose or to direct the
                 disposition of

                 9,932,376

          (iv) shared power to dispose or to direct the disposition of none

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          An aggregate of 96,420 of the shares reported in Item
          4(c) above, are held by the Frank D. Hickingbotham
          Charitable Trust Fund of which Mr. Hickingbotham is the trustee.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

          Not Applicable

CUSIP NO. 872245 10 5                 Page __5__ of __5__ Pages


Item 8.   Identification and Classification of Members of the
          Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable


Signature
_________


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1995
___________________________
Date



Frank D. Hickingbotham
________________________________________
Frank D. Hickingbotham